

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Mr. Jiao Zhouping
Chief Executive Officer
Baying Ecological Holding Group Inc. (f/k/a Toro Ventures Inc.)
1113 11th Floor, City Gate Building D
1 Jin Ye Road, High Tech District
Xi An, China

> **Re: Toro Ventures, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed September 27, 2013**
> **File No. 000-51974**

Dear Mr. Zhouping:

We issued comments on the above captioned filing on February 12, 2014. On March 18, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Joseph Klinko at (202) 551-3824 or Kimberly Calder at (202) 551-3701 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief